UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                              TechTeam Global, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   878311 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                    COPY TO:
Seth W.  Hamot                                   David A. Fine, Esq.
Roark, Rearden & Hamot, LLC                      Ropes & Gray LLP
420 Boylston Street                              One International Place
Boston, MA 02116                                 Boston, MA 02110
(617) 595-4400                                   (617) 951-7473

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 10, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 11 Pages

                                  SCHEDULE 13D

-----------------------------                           -----------------------
CUSIP No. 878311 10 9                                     Page 2 of 11 Pages
-----------------------------                           -----------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:    Seth W. Hamot

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     A United States Citizen
--------------------------------------------------------------------------------
                             7.   SOLE VOTING POWER
        NUMBER OF                        1,199,094
         SHARES              ---------------------------------------------------
      BENEFICIALLY           8.   SHARED VOTING POWER
        OWNED BY                         -0-
          EACH               ---------------------------------------------------
        REPORTING            9.   SOLE DISPOSITIVE POWER
         PERSON                          1,199,094
          WITH               ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,199,094
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     11.7%(1)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN, HC
--------------------------------------------------------------------------------


(1) The percentage ownership is based upon 10,288,352 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the quarter ended June 30, 2006.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 11 Pages

                                  SCHEDULE 13D

-----------------------------                           -----------------------
CUSIP No. 878311 10 9                                     Page 3 of 11 Pages
-----------------------------                           -----------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:    Costa Brava Partnership III L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     A Delaware Limited Partnership
--------------------------------------------------------------------------------
                             7.   SOLE VOTING POWER
        NUMBER OF                        1,199,094
         SHARES              ---------------------------------------------------
      BENEFICIALLY           8.   SHARED VOTING POWER
        OWNED BY                         -0-
          EACH               ---------------------------------------------------
        REPORTING            9.   SOLE DISPOSITIVE POWER
         PERSON                          1,199,094
          WITH               ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,199,094
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     11.7%(1)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

(1) The percentage ownership is based upon 10,288,352 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the quarter ended June 30, 2006.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 11 Pages

                                  SCHEDULE 13D

-----------------------------                           -----------------------
CUSIP No. 878311 10 9                                     Page 4 of 11 Pages
-----------------------------                           -----------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:    Roark, Rearden & Hamot, LLC
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     A Delaware Limited Liability Company
--------------------------------------------------------------------------------
                             7.   SOLE VOTING POWER
        NUMBER OF                        1,199,094
         SHARES              ---------------------------------------------------
      BENEFICIALLY           8.   SHARED VOTING POWER
        OWNED BY                         -0-
          EACH               ---------------------------------------------------
        REPORTING            9.   SOLE DISPOSITIVE POWER
         PERSON                          1,199,094
          WITH               ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,199,094
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     11.7%(1)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     OO - Other
--------------------------------------------------------------------------------

(1) The percentage ownership is based upon 10,288,352 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the quarter ended June 30, 2006.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 11 Pages

                                  SCHEDULE 13D

-----------------------------                           -----------------------
CUSIP No. 878311 10 9                                     Page 5 of 11 Pages
-----------------------------                           -----------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:    Andrew R. Siegel

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC, PF
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     A United States Citizen
--------------------------------------------------------------------------------
                             7.   SOLE VOTING POWER
        NUMBER OF                        1,204,768
         SHARES              ---------------------------------------------------
      BENEFICIALLY           8.   SHARED VOTING POWER
        OWNED BY                         -0-
          EACH               ---------------------------------------------------
        REPORTING            9.   SOLE DISPOSITIVE POWER
         PERSON                          1,204,768
          WITH               ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,204,768
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     11.7%(1)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN, HC
--------------------------------------------------------------------------------

(1) The percentage ownership is based upon 10,288,352 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the quarter ended June 30, 2006.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 5 of 11 Pages

                         AMENDMENT NO. 6 TO SCHEDULE 13D
                         -------------------------------

                              TechTeam Global, Inc.

         This amendment ("Amendment No. 6") amends the Schedule 13D previously filed on December 16, 2005, as amended by Amendment No. 1 filed on December 20, 2005, Amendment No. 2 filed January 9, 2006, Amendment No. 3 filed February 24, 2006, Amendment No. 4 filed on March 9, 2006 and Amendment No. 5 filed May 11, 2006, by Costa Brava Partnership III L.P. ("Costa Brava"), Roark, Rearden & Hamot, LLC, Seth W. Hamot, Andrew R. Siegel and James A. Lynch with the Securities and Exchange Commission with respect to the shares of common stock, $0.01 par value (the "Common Stock"), of TechTeam Global, Inc., a Delaware corporation (the "Issuer").

Item 2.    Identity and Background.
           -----------------------

         This Item 2 is hereby amended and restated as follows:

         (a) This statement is filed by Costa Brava, Roark, Rearden & Hamot, LLC, Seth W. Hamot and Andrew R. Siegel. Each of the parties listed in the immediately preceding sentence is referred to herein individually as a "Filer" and collectively as the "Filers". Each of the Filers is a party to that certain Agreement Regarding the Joint Filing of Schedule 13D, as further described in
Item 6. Accordingly, the Filers are hereby filing a joint Schedule 13D.

         Seth W. Hamot, is the president, sole member and manager of Roark, Rearden & Hamot, LLC, which is the general partner of Costa Brava. Andrew R. Siegel is a senior vice president of Roark, Rearden & Hamot, LLC.

         The principal business of Costa Brava is to make investments in, buy, sell, hold, pledge and assign securities. The principal business of Roark, Rearden & Hamot, LLC is to act as general partner of Costa Brava. The principal business address of Costa Brava, Roark, Rearden & Hamot, LLC and Mr. Hamot is 420 Boylston Street, Boston, MA 02116. The principal business address of Mr. Siegel is c/o Roark, Rearden & Hamot Capital Management, LLC 237 Park Ave., Suite 900, New York, NY 10017.

         None of the Filers has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). None of the Filers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

         This Item 3 is hereby amended and restated as follows:

         The 1,199,094 shares of Common Stock beneficially owned by Costa Brava, Roark, Rearden & Hamot, LLC, Mr. Hamot and Mr. Siegel were held by Costa Brava and were acquired with working capital set aside for the general purpose of investing. The 5,674 shares of Common Stock beneficially owned by Mr. Siegel were held by Mr. Siegel and were acquired with personal funds.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

         (a) Costa Brava, Roark, Rearden & Hamot, LLC and Mr. Hamot are the beneficial owners of 1,199,094 shares of Common Stock (approximately 11.7% of the shares of Common Stock outstanding as reported in the Issuer's filing on Form 10-Q for the quarter ended June 30, 2006). Mr. Siegel is the beneficial

                               Page 6 of 11 Pages
owner of 1,204,768 shares of Common Stock (approximately 11.7% of the shares of Common Stock outstanding as reported in the Issuer's filing on Form 10-Q for the quarter ended June 30, 2006).

         (b) Costa Brava, Roark, Rearden & Hamot, LLC, and Mr. Hamot have the sole power to vote and sole power to dispose of 1,199,094 shares of Common Stock. Mr. Siegel has the sole power to vote and sole power to dispose of 1,204,768 shares of Common Stock.

         (c) During the last sixty days, Costa Brava, Roark, Rearden & Hamot, LLC, Mr. Hamot and Mr. Siegel have bought shares of Common Stock of the Issuer in a series of open-market transactions on NASDAQ. The transaction dates, number of shares bought and sold, prices per share and type of transaction during the last sixty days are set forth on Exhibit 99.9 hereto.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect
           ---------------------------------------------------------------------
           to Securities of the Issuer.
           ---------------------------

         This Item 6 is hereby amended to add the following:

         On August 14, 2006, the Agreement Regarding the Joint Filing of
Schedule 13D (the "Agreement") was executed by the Filers. Pursuant to a settlement agreement dated May 4, 2006 between Costa Brava and the Issuer, Costa Brava agreed to withdraw its slate of nominees for director at the Issuer's annual meeting. As such, Mr. James A. Lynch, who filed Amendment No. 3, Amendment No. 4 and Amendment No. 5 with the Filers pursuant to separate agreements regarding the joint filing of Schedule 13D, is no longer a nominee of Costa Brava. Since Mr. Lynch is no longer associated with Costa Brava, he is no longer filing on Schedule 13D with the Filers.

         Mr. Lynch and Mr. Siegel are now directors of the Issuer.

Item 7.    Material to be Filed as Exhibits.
           --------------------------------

Exhibit A         Agreement Regarding the Joint Filing of Schedule 13D.*

Exhibit B         Information concerning the Filer's transactions for the period from October 18, 2005 to December 16, 2005.*

Exhibit A         Agreement Regarding the Joint Filing of Schedule 13D.*

Exhibit 99.1      Letter to Board of Directors.*

Exhibit A         Agreement Regarding the Joint Filing of Schedule 13D.*

Exhibit 99.1      Letter to the Secretary of the Issuer dated January 9, 2006.*

Exhibit 1         Agreement Regarding the Joint Filing of Schedule 13D.*

Exhibit 2         Letter to the Secretary of the Issuer dated February 7, 2006.*

Exhibit 3 First Amended Complaint filed by Costa Brava Partnership III, L.P. in the Court of Chancery of the State of Delaware against TechTeam Global, Inc.*

Exhibit 4 Notification Letter from Costa Brava Partnership III L.P. to the Issuer dated February 24, 2006.*

Exhibit 99.2      Agreement Regarding the Joint Filing of Schedule 13D.*

                               Page 7 of 11 Pages

Exhibit 99.3 Demand Letter from Costa Brava Partnership III L.P. to the Issuer dated February 24, 2006.*

Exhibit 99.4 Complaint filed by Costa Brava Partnership III L.P. in the Court of Chancery of the State of Delaware against TechTeam Global, Inc.*

Exhibit 99.5 Supplemental Letter from Costa Brava Partnership III L.P. to the Issuer dated March 9, 2006.*

Exhibit 99.6      Agreement Regarding the Joint Filing of Schedule 13D.*

Exhibit 99.7 Information concerning the Filers' transactions during for the period from March 10, 2006 to May 10, 2006.*

Exhibit 99.8      Agreement Regarding the Joint Filing of Schedule 13D.

Exhibit 99.9 Information concerning the Filers' transactions during the last sixty days.

*    Filed with an earlier version of this Schedule 13D.


                               Page 8 of 11 Pages

                                    Signature
                                    ---------


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  August 14, 2006

                                       COSTA BRAVA PARTNERSHIP III L.P.
                                       By:  Roark, Rearden & Hamot, LLC
                                             its General Partner

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Seth W. Hamot
                                           President


                                       SETH W. HAMOT

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Seth W. Hamot


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Seth W. Hamot
                                           President


                                       ANDREW R. SIEGEL

                                       By: /s/ ANDREW R. SIEGEL
                                           -------------------------------------
                                           Andrew R. Siegel


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


                               Page 9 of 11 Pages

EXHIBIT INDEX

The following documents are filed herewith or incorporated by reference

---------------------------------------------- ---------------------------------
         Exhibit/Description                                Page
---------------------------------------------- ---------------------------------
(Exhibit A) Agreement Regarding the Joint      Exhibit A to Schedule 13D filed
Filing of Schedule 13D.                        on December 16, 2005.

---------------------------------------------- ---------------------------------
(Exhibit B) Information concerning the         Exhibit B to Schedule 13D filed
Filer's transactions for the period            on December 16, 2005.
from October 18, 2005 to December 16, 2005.

---------------------------------------------- ---------------------------------
(Exhibit A) Agreement Regarding the Joint      Exhibit A to the Amendment on
Filing of Schedule 13D.                        Schedule 13D filed on
                                               December 19, 2006.
---------------------------------------------- ---------------------------------
(Exhibit 99.1) Letter to Board of Directors.   Exhibit 99.1 to the Amendment of
                                               Schedule 13D filed on
                                               December 19, 2006.
---------------------------------------------- ---------------------------------
(Exhibit A) Agreement Regarding the Joint      Exhibit A to the Amendment of
Filing of Schedule 13D.                        Schedule 13D filed on
                                               January 9, 2006.
---------------------------------------------- ---------------------------------
(Exhibit 99.1)  Letter to the Secretary of     Exhibit 99.1 to the Amendment of
the Issuer dated January 9, 2006.              Schedule 13D filed on
                                               January 9, 2006.
---------------------------------------------- ---------------------------------
(Exhibit 1) Agreement Regarding the Joint      Exhibit 1 to the Amendment of
Filing of  Schedule 13D.                       Schedule 13D filed on
                                               February 24, 2006.
---------------------------------------------- ---------------------------------
(Exhibit 2)  Letter to the Secretary of        Exhibit 2 to the Amendment of
the Issuer dated February 7, 2006.             Schedule 13D filed on
                                               February 24, 2006.
---------------------------------------------- ---------------------------------
(Exhibit 3)  First Amended Complaint filed     Exhibit 3 to the Amendment of
by Costa Brava Partnership III L.P. in         Schedule 13D filed on
the Court of Chancery of the State of          February 24, 2006.
Delaware against TechTeam Global, Inc.
---------------------------------------------- ---------------------------------
(Exhibit 4)  Notification Letter from          Exhibit 4 to the Amendment of
Costa Brava Partnership III L.P. to the        Schedule 13D filed on
Issuer dated February  24, 2006.               February 24, 2006.
---------------------------------------------- ---------------------------------
(Exhibit 99.2)  Agreement Regarding the        Exhibit 99.2 to the Amendment of
Joint Filing of Schedule 13D.                  Schedule 13D filed on
                                               March 9, 2006.
---------------------------------------------- ---------------------------------
(Exhibit 99.3)  Demand Letter from Costa       Exhibit 99.3 to the Amendment of
Brava Partnership III L.P. to the Issuer       Schedule 13D filed on
dated February 24, 2006.                       March 9, 2006.
---------------------------------------------- ---------------------------------
(Exhibit 99.4)  Complaint filed by Costa       Exhibit 99.4 to the Amendment of
Brava Partnership III L.P. in the Court of     Schedule 13D filed on
Chancery of the State of Delaware against      March 9, 2006;
TechTeam Global, Inc.
---------------------------------------------- ---------------------------------
(Exhibit 99.5)  Supplemental Letter from       Exhibit 99.5 to the Amendment of
Costa Brava Partnership III L.P. to the        Schedule 13D filed on
Issuer dated March 9, 2006.                    March 9, 2006.
---------------------------------------------- ---------------------------------

                              Page 10 of 11 Pages

---------------------------------------------- ---------------------------------
(Exhibit 99.6)  Agreement Regarding the        Exhibit 99.6 to the Amendment of
Joint Filing of Schedule 13D.                  Schedule 13D filed on
                                               May 11, 2006.
---------------------------------------------- ---------------------------------
(Exhibit 99.7)  Information concerning         Exhibit 99.7 to the Amendment of
the Filers'transactions for the period         Schedule 13D filed on
from March 10, 2006 to May 10, 2006.           May 11, 2006.
---------------------------------------------- ---------------------------------
(Exhibit 99.8)  Agreement Regarding the        Exhibit 99.8 hereto.
Joint Filing of Schedule 13D.
---------------------------------------------- ---------------------------------
(Exhibit 99.9)  Information concerning the     Exhibit 99.9 hereto.
Filers' transactions during the last sixty
days.
---------------------------------------------- ---------------------------------


                              Page 11 of 11 Pages

                                                                    Exhibit 99.8
                                                                    ------------

                               AGREEMENT REGARDING
                        THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

          Dated:  August 14, 2006


                                       COSTA BRAVA PARTNERSHIP III L.P.

                                       By: Roark, Rearden & Hamot, LLC,
                                            its General Partner

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Seth W. Hamot
                                           President


                                       SETH W. HAMOT

                                        By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Seth W. Hamot


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Seth W. Hamot
                                           President


                                       ANDREW R. SIEGEL

                                       By: /s/ ANDREW R. SIEGEL
                                           -------------------------------------
                                           Andrew R. Siegel


                                                                    EXHIBIT 99.9

                 FILERS' TRANSACTIONS DURING THE LAST SIXTY DAYS


                                       Shares of Common
Filer           Date of Transaction   Stock Bought (Sold)  Price Per Share    Type of Transaction
--------------  --------------------  -------------------  ------------------ --------------------
Andrew Siegel   June 16, 2006               5,674             $9.74           Open Market Purchase
Costa Brava     August 10, 2006            138,151            $7.48           Open Market Purchase
Costa Brava     August 11, 2006             68,300            $7.82           Open Market Purchase